UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2024

Commission File Number 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: Retirement and appointment of Chairman and retirement of director

AngloGold Ashanti plc
(Incorporated in England and Wales) Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE
AngloGold Ashanti Chairman Maria Ramos to Retire; Director Jochen Tilk Appointed Chairman
(DENVER – PRESS RELEASE) – AngloGold Ashanti plc announces that Ms. Maria Ramos, independent non-executive director and chairman of the Board of Directors, has elected not to stand for re-election at the upcoming annual general meeting of shareholders on 28 May 2024.
The Board of Directors has voted unanimously to appoint Mr. Jochen Tilk as Chairman of the Board of Directors with effect from 28 May 2024, subject to his re-election at the AGM. Ms. Ramos served as director of AngloGold Ashanti since 1 June 2019 and Chairman since 5 December 2020. Mr. Tilk has been an independent non-Executive Director of AngloGold Ashanti since 1 January 2019 and is Chairman of the board’s Investment Committee.
“We are grateful for Maria’s enormous contribution to AngloGold Ashanti during her tenure as Chairman,” said AngloGold Ashanti CEO Alberto Calderon. “She has exemplified the highest levels of ethics, governance and strategic guidance, while being a great support to me in my role. We wish her the very best and every success in her new endeavours.”
Mr. Tilk, who holds a master’s degree in mining engineering, has deep experience in the global mining sector. He was previously Executive Director of Nutrien Inc., a Canadian global supplier of agricultural goods and services. He is the former President and CEO of Potash Corp., a large producer of crop nutrients. Prior to that, Mr. Tilk spent 25 years with Inmet Mining Corp., a global mining company, the last five of which were as President and CEO. Mr. Tilk is currently non-executive director on the board of Emera Inc., a publicly traded energy utility and serves on the board of the Princess Margaret Cancer Foundation, a non-profit organisation.
"On behalf of the board I thank Maria for her impactful and principled leadership. During her tenure AGA has made tremendous strides in advancing its strategy and delivering on its objectives, through a new talented and effective leadership team,” said Rhidwaan Gasant, AngloGold Ashanti’s lead independent director. “We are privileged to have someone of Jochen’s experience and track record, with strong institutional and industry knowledge, to lead the board and represent the interests of shareholders and other stakeholders. I would like to congratulate Jochen and wish him every success in his new role.”

Additional Changes to the Board
Maria Richter, a non-executive director of the Board since 1 January 2015 has also elected not to stand for re-election at the upcoming AGM in May. Mr. Albert Garner, has been appointed by the Board to replace Ms. Richter as chairman of the Compensation and Human Resources Committee with effect from 28 May 2024, subject to his re-election at the AGM.
“On behalf of the Board of Directors, our heartfelt thanks go to Maria (Richter) for her tremendous contribution at the board level over the past nine years, and in ensuring that our compensation practises are aligned with good practice and emerging industry and governance trends,” said Ms. Ramos. “We wish her the very best with her future plans.”

ENDS

8 March 2024

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”, “expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”, “potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti Limited’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC) and AngloGold Ashanti’s registration statement on Form F-4 initially filed with the SEC on 23 June 2023. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: 8 March 2024

By:    /s/ HC GRANTHAM
Name:    HC Grantham
Title:    Interim Company Secretary